

Unaudited Financial Statements For The Years Ended December 31, 2019

# eCarra.com

## BALANCE SHEET

As of December 31, 2019

| | NOV - DEC, 2018 | JAN - DEC 2019 |
|---|---:|---:|
| **ASSETS** | | |
|   Current Assets | | |
|   Bank Accounts | | |
|    TOTAL BUS CHK (5660) | 23,266.80 | 23,215.00 |
|   **Total Bank Accounts** | **$23,266.80** | **$23,215.00** |
|   **Other Current Assets** | **$150.85** | **$312.60** |
|   **Total Current Assets** | **$23,417.65** | **$23,527.60** |
| **TOTAL ASSETS** | **$23,417.65** | **$23,527.60** |
| **LIABILITIES AND EQUITY** | | |
|   Liabilities | | |
|   Current Liabilities | | |
|    Other Current Liabilities | | |
|    Loan Payable/John Alcala | | 9,490.00 |
|   **Total Other Current Liabilities** | **$0.00** | **$9,490.00** |
|   **Total Current Liabilities** | **$0.00** | **$9,490.00** |
|   **Total Liabilities** | **$0.00** | **$9,490.00** |
|   Equity | | |
|   Opening Balance Equity | | 23,266.80 |
|   Owner's Investment | | 177,400.00 |
|   Owner's Pay & Personal Expenses | | -9,113.33 |
|   Retained Earnings | | 23,417.65 |
|   Net Income | 23,417.65 | -200,933.52 |
|   **Total Equity** | **$23,417.65** | **$14,037.60** |
| **TOTAL LIABILITIES AND EQUITY** | **$23,417.65** | **$23,527.60** |

# INCOME STATEMENT

## November 2018 - December 2019

| | NOV - DEC, 2018 | JAN - DEC 2019 | TOTAL |
|---|---|---|---|
| **Income** | | | |
| Sales | 1.19 | 72,715.60 | $72,716.79 |
| Sales of Product Income | | 1,084.76 | $1,084.76 |
| Seed investment | 50,000.00 | | $50,000.00 |
| Uncategorized Income | | 5,000.00 | $5,000.00 |
| **Total Income** | **$50,001.19** | **$78,800.36** | **$128,801.55** |
| **Cost of Goods Sold** | | | |
| Cost of Goods Sold | | 17,560.67 | $17,560.67 |
| Shipping | 5.39 | 121.36 | $126.75 |
| **Total Cost of Goods Sold** | **$5.39** | **$17,682.03** | **$17,687.42** |
| **GROSS PROFIT** | **$49,995.80** | **$61,118.33** | **$111,114.13** |
| **Expenses** | | | |
| Advertising & Marketing | 183.14 | 16,264.12 | $16,447.26 |
| Bank Charges & Fees | 1.00 | 917.33 | $918.33 |
| Car & Truck | | 1,113.75 | $1,113.75 |
| Charitable Contributions | 1,042.00 | 458.82 | $1,500.82 |
| Contractors | 3,830.00 | 176,353.69 | $180,183.69 |
| Employee Benefits | | 99.98 | $99.98 |
| Insurance | | 5,424.23 | $5,424.23 |
| Job Supplies | 509.72 | 79.89 | $589.61 |
| Legal & Professional Services | 1,300.00 | 2,189.99 | $3,489.99 |
| Meals & Entertainment | 1,526.15 | 17,112.03 | $18,638.18 |
| Office Supplies & Software | 2,391.00 | 13,014.51 | $15,405.51 |
| Other Business Expenses | 1,053.44 | 3,921.41 | $4,974.85 |
| Recruiting | | 76.08 | $76.08 |
| Reimbursable Expenses | | -364.50 | $ -364.50 |
| Rent & Lease | 2,625.00 | 8,429.50 | $11,054.50 |
| Repairs & Maintenance | 161.60 | 6,417.90 | $6,579.50 |
| Salaries & Wages | 11,607.10 | 40.00 | $11,647.10 |
| Taxes & Licenses | | 95.43 | $95.43 |
| Travel | 348.00 | 4,788.11 | $5,136.11 |
| Uncategorized Expense | | 2,343.45 | $2,343.45 |
| Uniform Expense | | 1,442.19 | $1,442.19 |
| Utilities | | 1,833.94 | $1,833.94 |
| **Total Expenses** | **$26,578.15** | **$262,051.85** | **$288,630.00** |
| **NET OPERATING INCOME** | **$23,417.65** | **$ -200,933.52** | **$ -177,515.87** |
| **NET INCOME** | **$23,417.65** | **$ -200,933.52** | **$ -177,515.87** |

# eCarra.com

## STATEMENT OF CASH FLOWS

November 2018 - December 2019

| | NOV - DEC, 2018 | JAN - DEC 2019 | TOTAL |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net Income | 23,417.65 | -200,933.52 | $ -177,515.87 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | $0.00 |
| Uncategorized Asset | -150.85 | -161.75 | $ -312.60 |
| Loan Payable/John Alcala | | 9,490.00 | $9,490.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-150.85** | **9,328.25** | **$9,177.40** |
| **Net cash provided by operating activities** | **$23,266.80** | **$ -191,605.27** | **$ -168,338.47** |
| FINANCING ACTIVITIES | | | |
| Opening Balance Equity | | 23,266.80 | $23,266.80 |
| Owner's Investment | | 177,400.00 | $177,400.00 |
| Owner's Pay & Personal Expenses | | -9,113.33 | $ -9,113.33 |
| **Net cash provided by financing activities** | **$0.00** | **$191,553.47** | **$191,553.47** |
| NET CASH INCREASE FOR PERIOD | $23,266.80 | $ -51.80 | $23,215.00 |

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) Nov 2018 - Dec 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES
eCarra, LLC. ("the Company") is a Limited Liability Company under the laws of the State of Texas . The Company is a start up that is less than two years in operation and derives revenue from "Service for a Fee" ride-share platform that provides schedule rides in all electric vehicles and licensing their proprietary software.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory
The Company's inventory includes vehicles and app based reservations. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment
The Company capitalizes long-lived assets with an original purchase price of $20,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales
Cost of Sales includes vehicles leases, insurance and other supplies sold to the Company's customers.

Advertising Costs
The Company expenses direct advertising costs as incurred.

NOTE C - LEASES
The Company leases office space (or portions thereof) and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

NOTE D - INCOME TAXES
The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company is recording a net operating loss in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The Company is subject to Franchise Tax requirements in the State of Texas. The Company's Texas tax filings for tax year 2019 will be subject to review by that State until the expiration of the statutory period in 2019, and 2020, respectively.

NOTE E - NOTES PAYABLE
The Company has convertible notes ("the Notes") payable. The Notes accrue interest at the rate of 8% per annum and have thirty-six month terms, with the earliest commencing in November of 2021. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

NOTE F - CONCENTRATIONS OF RISK
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.